December 4, 2024

Via EDGAR

Jennifer O’Brien

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: enCore Energy Corp.

Form 40-F for Fiscal Year Ended December 31, 2023

File No. 001-41489

This letter is in response to the comments provided by the Securities and Exchange Commission (the “Commission”) in the letter dated December 3, 2024 regarding follow-up correspondence to enCore Energy Corp.’s (the “Company”) Form 40-F for the fiscal year ended December 31, 2023. Below are our responses to each of the comments raised by the Commission.

Form 40-F for Fiscal Year Ended December 31, 2023

1.	Exhibit 99.1, page 1.

SEC Comment: We note your response to prior comment 1. The recovery factor is material information that should be included in your filing. Please confirm that this disclosure will be included in subsequent filings.

enCore Response:

The Company notes the Staff’s comment and confirms that it will include the recovery factor as part of its property disclosure in its future filings with the Commission.

2.	Exhibit 99.2, page 1

SEC Comment: Your response to prior comment 2 indicates that the Rosita and Kingsville Dome plants have an annual capacity of 1.6 million pounds per year with respect to ion exchange capacity, precipitating, filtering, drying and packaging U3O8. Your response also indicates that the Alta Mesa plant has an annual ion exchange capacity of 1.5 million pounds U3O8, and an annual capacity of 500,000 pounds with respect to precipitating, filtering, drying and packaging U3O8.

Based on your response it appears that your ion exchange capacity is 3.1 million pounds U3O8 per year and your capacity to precipitate, filter, dry, and package is 2.1 million pounds U3O8 per year. Please confirm that these numbers are correct and, if so, revise subsequent disclosures to clarify the type of capacity with respect to each facility. This would entail revising the table on page 17 to accurately disclose the ion exchange capacity at each location and the capacity associated with precipitating, filtering, drying, and packaging U3O8 at each location.

You should also clearly identify the locations that have current mineral resources and the locations in which your assumptions are based on no mineral resources or reserves

enCore Response:

The Company notes that the Staff’s numbers are correct, except that the Staff appears to have misunderstood the Company’s prior response in relation to the annual capacity of its Alta Mesa plant in respect of annual capacity for precipitating, filtering and packaging U3O8. The 500,000 pounds per year was an amount over and above the 1.5 million pounds per year for its annual ion exchange capacity at the Alta Mesa plant. Therefore, the Alta Mesa plant has a total annual capacity of 2 million pounds per year for precipitating, filtering and packaging U3O8.

The Company notes the Staff’s comment and confirms that it will revise its property disclosure in its future filings with the Commission to clarify the type of capacity with respect to each of its facilities/plants. The Company also confirms that in its property disclosure in its future filings with the Commission it will clearly identify the locations that have current mineral resources or reserves and the locations in which its assumptions are based on no mineral resources or reserves.

In conclusion, we believe the above responses address the comments raised by the Commission. Please contact me at (361) 239-5450 if you have any further questions or require additional information.

Sincerely,

/s/ Shona Wilson
Shona Wilson
Chief Financial Officer
enCore Energy Corp.